FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 333-163336-01

For the month of March 2010.

NIPPONKOA Insurance Company, Limited

(Translation of registrant’s name into English)

7-3, Kasumigaseki 3-chome

Chiyoda-ku, Tokyo 100-8965

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

[Translation in English]

1.	Notification of the Merger of a Subsidiary (Simplified and Short Form Merger)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPONKOA Insurance Company, Limited

Date: March 12, 2010

	By:	/S/ TAKASHI MIWA
Takashi Miwa
General Manager of General Affairs Dept.

March 12, 2010

Corporate Name: Name of the Representative: (Code Number: 8754	NIPPONKOA Insurance Co., Ltd. Makoto Hyodo President and CEO TSE, OSE and NSE)

Notification of the Merger of a Subsidiary (Simplified and Short Form Merger)

NIPPONKOA Insurance Co., Ltd. (hereinafter “Nipponkoa”) announces that the Board of Directors held on March 12, 2010 resolved that NIPPONKOA Claims Adjustment Co., Ltd (hereinafter “NKCA”), a wholly owned subsidiary of Nipponkoa, will be merged into Nipponkoa subject to the approval by related authorities, and Nipponkoa and NKCA will entered into the memorandum of understanding (MoU) which identifies principal issues on the merger.

As this merger is a merger for a wholly owned subsidiary, some data and statements are provided in summarized forms below.

1. Purpose of the Merger

NKCA has engaged in claims adjustments business as Nipponkoa’s wholly owned subsidiary. Nipponkoa has decided to merge with NKCA in order to develop quality of addressing customers’ accidents and enhance efficiency of claims payment.

2. Outline of the Merger

(1)	Schedule of the Merger

Entered into MoU: March 12, 2010

Board Meeting for approval of the merger: By the end of September, 2010 (planned)

Conclusion of contract for the merger: By the end of September, 2010 (planned)

Date of the merger (Effective date): April 1, 2011 (planned)

*In accordance with regulations set forth in Article 796 Section 3 and Article 784 Section 1 of the Companies Act regarding simplified and short form mergers, the contract for the merger of NKCA into Nipponkoa may proceed without shareholders’ approval.

(2)	Method of the Merger

Absorption by Nipponkoa, as a surviving company, and NKCA will be dissolved.

(3)	Handling of Share Option and Bond with Share Option of the Dissolving Company

NKCA does not issue any share options or bonds with share options.

3. Profile of the Merger related Companies (As of March 31, 2009)

Company Name	NIPPONKOA Insurance Co., Ltd. (Surviving Company)	NIPPONKOA Claims Adjustment Co., Ltd. (Dissolving Company)

Head Office	3-7-3 Kasumigaseki, Chiyoda-ku, Tokyo, Japan	1-45-15, Sekiguchi, Bunkyo-ku, Tokyo, Japan

Name and Title of Representative	President & CEO Makoto Hyodo	President Kenji Watabe

Business Outline	Property and casualty insurance business	Property and casualty insurance related business (Claims adjustment business)

Paid-in Capital	91.2 billion yen	40 million yen

Date of Incorporation	October 1, 1944	December 10, 1974

Number of Shares Outstanding	816,743 thousand shares	80 thousand shares

Term for the Settlement of Accounts	March 31	March 31

Major Shareholders

State Street Bank and Trust Company (8.76%)

Longleaf Partners Fund (7.80%)

Nippon Express Co., Ltd. (4.35%)

Japan Trustee Services Bank, Ltd. –

Trust Account 4G (4.22%)

Mellon bank Treaty Clients Omnibus (2.71%)

NIPPONKOA Insurance Co., Ltd. (100%)

Financial Situation and Business Results (on a consolidated basis)	Net Assets: 345,467 million yen Total Assets: 3,089,523 million yen Ordinary Revenue: 949,106 million yen Ordinary Profit: (3,043) million yen Net Income: 9,971 million yen	Net Assets: 294 million yen Total Assets: 3,236 million yen Ordinary Revenue: 7,117 million yen Ordinary Profit: 74 million yen Net Income: 41 million yen

4. The Status after the Merger

The influence of the merger on consolidated/stand-alone financial results is negligible.

Nipponkoa and SOMPO JAPAN INSURANCE INC. (Sompo Japan) have agreed to integrate by establishing a joint holding company, and already received approval by each company’s shareholders’ meeting. Both companies plan to establish a joint holding company on April 1, 2010, subject to the approval by related authorities.

After the establishment of the joint holding company, Nipponkoa and Sompo Japan will become wholly owned subsidiaries of the holding company. Since both companies will be delisted, the holding company has applied to be newly listed on the share exchange.

Contact:
Manager, Corporate Planning Dept.	(Name) Masahiro Fujii
Tel: 81-3-3593-5453

Manager, Public Relations Dept.	(Name) Manabu Ishikawa
Tel: 81-3-3593-5386

(End)

Note Regarding Forward-looking Statements

This document includes “forward-looking statements” that reflect the information in relation to the NIPPONKOA Insurance Group (“Nipponkoa”). To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of Nipponkoa in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of Nipponkoa to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by Nipponkoa in their subsequent domestic filings in Japan and filings with, or submissions to, the U.S. Securities Exchange Commission pursuant to the U.S. Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, those below. The risks, uncertainties and other factors are also referred to in our domestic Annual Securities Reports and Quarterly Securities Reports.

(1)	State of the Japanese economy

(2)	Intensified competition in the non-life insurance industry

(3)	Downgrading of financial rating

(4)	Risk accompanying changes in relevant laws, regulations, accounting systems, etc.

(5)	Natural disasters

(6)	Risk of damages in excesses of normal predictions for insurance underwriting

(7)	Reinsurance risk

(8)	Overseas operations

(9)	Life insurance and other businesses

(10)	Risk of stock price volatility

(11)	Interest rate risk

(12)	Liquidity risk

(13)	Credit risk

(14)	Risk associated with exchange rate fluctuations

(15)	Retirement benefit liabilities

(16)	Legal risk

(17)	Major disaster risk

(18)	Leaks of customer-related data

(19)	Business integration-related risk factors

(20)	Other risks

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